06004593

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C. FEB 27 2006 603

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44739

RECD S.E.C. FEB 27 2006 603

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ryan Labs Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

88 Pine Street Wall Street Plaza, 32 Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Love 212-635-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marx, Lange, Gutterman LLP
(Name – *if individual, state last, first, middle name*)

1430 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Douglas Love, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ryan Labs Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman
Title

2-10-06
Notary Public

PAUL MENK
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES JAN. 10, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RYAN LABS SECURITIES, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2005

Marx Lange Gutterman LLP
CERTIFIED PUBLIC ACCOUNTANTS

Marx
Lange
Gutterman
LLP
CERTIFIED PUBLIC ACCOUNTANTS

1430 Broadwa
NewYork, NY 10018-920
Phone: (212) 302-600
Fax: (212) 302-615

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholder of
Ryan Labs Securities, Inc.

We have audited the accompanying statement of financial condition of Ryan Labs Securities, Inc. (the "Company") as of December 31, 2005, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ryan Labs Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marx, Lange, Gutterman LLP

New York, New York
February 23, 2006

RYAN LABS SECURITIES, INC.
Statement of Financial Condition
December 31, 2005

ASSETS	
Cash and cash equivalents	$ 7,713
Investment in securities	20,100
Prepaid expenses	995
Total assets	$ 28,808
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities	
Accounts payable, accrued expenses and other liabilities	$ 737
Shareholder's equity	
Common stock, no par value; 200 shares authorized, issued and outstanding	7,500
Additional paid-in-capital	23,700
Accumulated deficit	(3,129)
Total shareholder's equity	28,071
Total liabilities and shareholder's equity	$ 28,808

The accompanying notes are an integral part of these financial statements.

RYAN LABS SECURITIES, INC.
Statement of Operations
Year ended December 31, 2005

Revenues	$ 3,764
Expenses	
Legal and professional fees	17,512
Other operating expenses	2,225
Total expenses	19,737
Net loss	$ (15,973)

The accompanying notes are an integral part of these financial statements.

Marx Lange Gutterman LLP
CERTIFIED PUBLIC ACCOUNTANTS

RYAN LABS SECURITIES, INC.
Statement of Changes in Shareholder's Equity
Year ended December 31, 2005

	Common Stock	Additional Paid in Capital	Retained Earnings (Accummulated Deficit)	Total
Balance, January 1, 2005	$ 7,500	$ 15,200	$ 12,844	$ 35,544
Capital contributed	—	8,500	—	8,500
Net loss	—	—	(15,973)	(15,973)
Balance, December 31, 2005	$ 7,500	$ 23,700	$ (3,129)	$ 28,071

The accompanying notes are an integral part of these financial statements.

RYAN LABS SECURITIES, INC.
Statement of Cash Flows
Year ended December 31, 2005

Cash flows from operating activities:	
Net loss	$ (15,973)
Adjustments to reconcile net loss to net cash used by operating activities:	
Decrease in prepaid expenses	7
Decrease in accounts payable, accrued expenses and other liabilities	(3,566)
Net cash used by operating activities	(19,532)
Cash flows from financing activities:	
Capital contributions	8,500
Decrease in cash and cash equivalents	(11,032)
Cash and cash equivalents, beginning of year	18,745
Cash and cash equivalents, end of year	$ 7,713

The accompanying notes are an integral part of these financial statements.

1. **Organization**

The Company was incorporated in the State of Delaware on November 26, 1996 and is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers (the "NASD"). The Company is a wholly-owned subsidiary of Ryan Labs, Inc. (the "Parent").

2. **Summary of Significant Accounting Policies**

Principal Business Activity

The Company only receives revenue from clients of the Parent with which they have contracts to receive income on broker-dealer related transactions. The Company's customers are located throughout the United States and are primarily other broker-dealers from which they receive commissions.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with maturity of three months or less when purchased.

Revenue Recognition

The Company recognizes revenue upon completion of a transaction.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment in Securities

The marketable securities consist of warrants, which are reported at fair value.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis.

3. **Related Parties**

The Parent provides the Company with office space, business equipment, supplies, facilities, personnel and office services as well as financial support that the subsidiary may require from time to time for its business.

4. **Net Capital**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $3,476, which was $1,524 in deficiency of its required net capital of $5,000. The Company's net capital ratio was 0.21 to 1. Subsequent to the year end, the Company has obtained the necessary capital and is in compliance with the Net Capital Rule 15c3-1.

5. **Income Taxes**

The Company has elected to be taxed as an S Corporation for Federal and New York State purposes whereby, the income of the Company is taxed directly to the shareholder. The Company remains liable for the New York City general corporation tax for which a provision has been included in the financial statements.

6. **Concentrations of Credit Risk**

The Company maintains its cash balances in one financial institution located in New York, New York. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

7. **Subsequent Events**

The Company, upon receiving notification from the NASD and from its independent auditors on February 15, 2006, received and deposited $3,000 into its bank account to remedy the December 31, 2005 net capital deficiency of $1,524.

RYAN LABS SECURITIES, INC.
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission As of December 31, 2005

Total shareholder's equity as of December 31, 2005	$ 28,071
Less: non allowable capital contribution from Parent	(3,500)
Other non allowable assets	(21,095)
Net Capital	$ 3,476
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net capital requirement	$ 5,000
Net capital deficiency	$ (1,524)
Total aggregate indebtedness	$ 737
Percentage of aggregate indebtedness to net capital	.21 to 1

Reconciliation between the above computation of audited Net Capital of the Company as of December 31, 2005 and the computation included in the Company's corresponding unaudited from X-17A-5 Part IIA filing as of December 31, 2005

Net capital as reported in the Company's (unaudited) FOCUS report	$ 6,976
Non allowable capital contribution from Parent	(3,500)
Net capital	$ 3,476

The Company was in violation of the required Net Capital Rule 15c3-1 for insufficient capital as of December 31, 2005. As of the filing of this report, the Company obtained the necessary capital and is in compliance with the Net Capital Rule 15c3-1.

Exemption claimed under Rule 15c3-3(k)(2)(ii)

Supplementary Report
Of Independent Auditors

Marx
Lange
Gutterman
LLP
CERTIFIED PUBLIC ACCOUNTANTS

Marx Lange Gutterman LLP
CERTIFIED PUBLIC ACCOUNTANTS

1430 Broadway
NewYork, NY 10018-9202
Phone: (212) 302-6000
Fax: (212) 302-6156

Supplementary Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 of the Securities Exchange Act of 1934

The Board of Directors and Shareholder of
Ryan Labs Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Ryan Labs Securities, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (i) in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13, (ii) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System or (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment, accounting system and control activities and their operation that we consider to be material weaknesses as defined above. The conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements for the year ended December 31, 2005 and this report does not affect our report thereon dated February 23, 2006.

The Company was in net capital deficiency as of December 31, 2005. This we consider to be a material weakness as defined above. Subsequent to the year end, the Company obtained the necessary capital and is in compliance with the Net Capital Rule 15c3-1.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use by the Board of Directors management, the Securities and Exchange Commission, National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Marx, Lange, Gutterman LLP

New York, New York
February 23, 2006